EXHIBIT 99.1

Just Energy Group to Participate in the B. Riley FBR 20th Annual Institutional Investor Conference

TORONTO, May 17, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc., a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced that it will participate in the B. Riley FBR 20th Annual Institutional Investor Conference in Beverly Hills, California on May 23rd, 2019.

Just Energy’s chief executive officer, Pat McCullough, is scheduled to participate in a fireside chat on Thursday, May 23rd at 10:00 a.m. PT.

Mr. McCullough’s remarks will be webcast live, and archived for 90 days, via the Company’s website at https://www.justenergygroup.com under News & Events. Accessible at the same webpage, the presentation slides will be available during and after the conference.

About Just Energy Group Inc.

Just Energy (TSX:JE; NYSE:JE) is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada and the United Kingdom, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and Terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  (617) 461-1101
michael.cummings@alpha-ir.com